GeoVax Labs, Inc.
1900 Lake Park Drive
Suite 380
Smyrna, Georgia 30080
(678) 384-7220
June 24, 2010
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	GeoVax Labs, Inc.
Registration Statement on Form S-1
File No. 333-165828
Dear Mr. Riedler:
     In accordance with Rule 461, I am writing this letter on behalf of GeoVax Labs, Inc., the registrant, to request that the Securities and Exchange Commission declare the above-captioned registration statement effective at 5:00 p.m., June 28, 2010, or as soon as practicable thereafter.
     GeoVax Labs, Inc. (the “Company”) hereby acknowledges that:
•	it is aware of its obligations under the Securities Act of 1933;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey P. Riedler
June 24, 2010

     If you have any questions, please contact me at 678-384-7224. Thank you for your time and attention.

Very truly yours, GEOVAX LABS, INC.
By:	/s/ Mark W. Reynolds
Mark W. Reynolds
Chief Financial Officer

cc:	Nandini Acharya, Esq.
Robert T. McNally, Ph.D.
Clinton D. Richardson, Esq.
T. Clark Fitzgerald III, Esq.

GLOBAL HUNTER SECURITIES LLC
400 Poydras Street, Suite 1510
New Orleans, Louisiana 70130
(504) 410-8010
June 24, 2010
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	GeoVax Labs, Inc. Registration Statement on Form S-1 File No. 333-165828
Dear Mr. Riedler:
     In accordance with Rule 461, I am writing this letter on behalf of Global Hunter Securities LLC, placement agent (the “Placement Agent”) for the offering of securities by GeoVax Labs, Inc., the registrant, to request that the Securities and Exchange Commission declare the above-captioned registration statement effective at 5:00 p.m., June 28, 2010, or as soon as practicable thereafter.
     The Placement Agent hereby acknowledges that it is aware of its obligations under the Securities Act of 1933.
     If you have any questions, please contact me at (504) 410-8017. Thank you for your time and attention.

Very truly yours, GLOBAL HUNTER SECURITIES LLC
By:	/s/ Gary Meringer
Gary Meringer
Internal Counsel

cc:	Nandini Acharya, Esq. Robert T. McNally, Ph.D. Clinton D. Richardson, Esq. T. Clark Fitzgerald III, Esq. Shivbir Grewal, Esq. Susan Krause, Esq.